                         SUBSIDIARIES OF THE REGISTRANT

Tara Products, Inc., a wholly owned Illinois corporation.

Taylor Industrial Software Inc., ("Taylor") a majority owned Alberta, Canada corporation.

Taylor has two wholly owned subsidiaries:
     Taylor Industrial Software (USA), Inc., a wholly owned Nevada corporation. Taylor Industrial Software (UK) Limited, a wholly owned United Kingdom corporation.